Exhibit 4.24

AMENDMENT TO
RESTATED CONVERTIBLE PROMISSORY NOTE

DATE OF AMENDMENT:	March 24, 2011

DATE OF NOTE:	July 24, 2007

HOLDER:	David R. Brallier and/or Cheryl P. Brallier, Trustees of the Revocable Trust of David R. Brallier

MAKER:	Freedom Oil & Gas, Inc.

PRINCIPAL AMOUNT:	$200,000

DUE DATE:	October 15, 2009

The Restated Note is a hereby amended and modified as follows:

Maker hereby converts $100,000 of the principal balance of the Note into the Common Stock of Freedom Oil & Gas, Inc. (“Freedom”) at the rate of $0.25 per share in exchange for 400,000 shares of Common Stock effective as of March 31, 2011.  Freedom shall issue such shares to Maker in the Common Stock of Hewitt Petroleum, Inc. (“HPI”) pursuant to the Stock Exchange Agreement between Freedom and HPI dated as of March 4, 2011.

The principal balance of this Note shall mature and become due and payable, together with accrued interest, on December 31, 2011 (the "Due Date").

Except as amended hereby, the Note shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the Parties have set their hands, as of the date first above written.

HOLDER:	MAKER:

FREEDOM OIL & GAS, INC.

/s/ David R. Brallier	By:	/s/ J. David Gowdy
David R. Brallier, Trustee		J. David Gowdy, President/CEO

Address:	Address:
4903 Old Well Road	175 S. Main Street, Suite 1210
Annandale, Virginia 22003	Salt Lake City, UT 84111